

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

> **Re: Wing Yip Food Holdings Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted November 29, 2023**
> **CIK No. 0001999860**

Dear Tingfeng Weng:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

About this Prospectus, page ii

1. We note your statement regarding market data used in the prospectus, cautioning investors "not to give undue weight to this information." This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Prospectus Summary, page 1

2. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and growth strategies without equally prominent disclosure regarding your weaknesses.

Risk Factors, page 14

3. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Managements Discussion and Analysis Of Financial Condition and Results of Operations
Key Components of Results of Operations for the Six Months Ended June 30, 2023 and 2022, page 56

4. Please expand your discussion of your result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Please revise your disclosures to provide the following:
   - Expand your discussion of net revenues to quantify how much of the increase in net revenues was due to changes in volume, changes in selling prices and changes in product mix. Please also discuss and quantify the impact of changes in foreign exchange rates on your net revenues; and
   - Expand your discussion of cost of revenues to quantify the impact of the business factors that affected your cost of revenues including the impact of increased sales volume, pork prices and depreciation of equipment. Please also consider discussing the impact of product mix and and details of other costs that impacted your cost of revenues.
   This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Cash Flows
Operating Activities , page 64

5. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. For example, explain the reasons for the changes in inventories and

accounts receivable for the six-months ended June 30, 2023 and 2022. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Business

Developing a New Line of Pre-Made Meal Products, page 82

6.   We note your disclosure here that you intend to develop and launch a new frozen sausage and pre-made meal product line. Please provide a more detailed timeline for production.

Jurisdiction and Arbitration, page 138

7.   We note your disclosure that arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts. Please revise to state that the arbitration provisions of the deposit agreement will not apply to claims under the Securities Act or the Exchange Act in federal or state courts.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please make arrangement with your independent registered public accounting firm to have them revise their opinion to include the city and State where the audit report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Note 2. Summary of significant accounting policies

Revenue Recognition , page F-12

9.   You disclosed that for each performance obligation satisfied at a point in time, you recognize revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation. Please help us understand how you recognize revenue at a point in time by measuring progress toward complete satisfaction. Please note that measures of progress over time suggests that revenue is recognized over time rather than at a point in time. Refer to ASC 606-10-25-31.

Note 20. Subsequent Events , page F-26

10. Please revise your disclosure here and on page F-50 to disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Item 7. Recent Sales of Unregistered Securities, page II-2

11. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Exhibits

12. Please file all material agreements, including but not limited to: (i) lease agreements, (ii) employment agreements, and (iii) supply agreements. See Item 601(b)(10) of Regulation S-K.

General

13. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
     • Suspend the production, purchase, sale or maintenance of certain items;
     • Experience labor shortages that impact your business;
     • Experience cybersecurity attacks in your supply chain;
     • Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
     • Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
     • Be unable to supply products at competitive prices or at all.
     Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

14. Please update your disclosure with respect to the status of your filing materials with the CSRC, or disclose why you have not yet filed materials with the CSRC

15. Please provide us with supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

    Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing